Exhibit (a)(1)(xviii)

Treasury Department

We strongly recommend that you seek professional tax advice before exercising and selling stock options.

Attached is your Employee Option Agreement for the 2003 Stock Incentive Plan of RF Micro Devices, Inc. Please acknowledge receipt of the Agreement and Schedule A/Grant Letter by signing and returning (within 30 days of receipt) one copy of Schedule A to Brenda Hatley in the Treasury Department, RF Micro Devices, Inc., 7628 Thorndike Road, Greensboro, NC 27409-9421.

Please access a copy of the 2003 Stock Incentive Plan and the 2003 Stock Incentive Plan Prospectus Questions & Answers by following the instructions below. If you do not have a computer with intranet access to obtain these documents, please contact Brenda Hatley, Stock Option Administrator, at (336) 664-1233 for a copy.

To access the Plan documents:

☐	Select Internet Explorer from your desktop

☐	Type http://rfmdweb/treasury in the address field

☐	Select Stock Options Plan Documents

☐	Select Prospectus Q&A 2003 Plan and print the document

☐	Select 2003 Plan Document and print the document

Please take some time now to review the information on stock options available on the Treasury intranet at http://rfmdweb/treasury.

If you have questions, please contact Brenda Hatley, Stock Option Administrator, or Nina Saravia, Tax Manager, at (336) 664-1233.